UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004.

Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Pacific North West Capital Corp.__

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____June 30, 2004________________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

May 17, 2004

Item 3: Press Release

A Press release dated and issued May 17, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. reports assays from the Varley Zone of the River Valley Project.

Item 5: Full Description of Material Change

See attached News Release dated May 17, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___May 19, 2004____ __________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

Further Success at

Varley Zone

Phase 7 $3.0 Million Program Commences, River Valley PGM Project

Sudbury, Ontario

A joint venture with Anglo A merica n P latinum Corporation Limited who are funding the exploration programs

Vancouver, BC  - Pacific North West Capital Corp. (PFN: TSX) reports assays from the 1.8 km long Varley Zone of the River Valley Project. Varley lies 4 km along strike from the mineral resource reported in the Dana and Lismer's Ridge area, and is one of eight target areas, along the 9km long northern contact of the River Valley intrusive. The first drill hole in the Varley zone, in September last year, intersected a 23 metre wide zone of PGE mineralization assaying 2.20 gm/t Pt/Pd/Au (3E) (88 ppb Au + 626 ppb Pt + 1493 ppb Pd) within a 73 metre wide zone averaging 1.52g/t Pt/Pd/Au (68 ppb Au + 419 ppb Pt + 1033 ppb Pd).

After drilling resumed in mid March an additional 5 holes were drilled in the Varley Zone. The holes were aimed at determining the trend of the mineralized zone to depth and along strike. The exploration drilling successfully intersected several more high-grade intercepts including: 17 metres of 3.91 g/t ((144 ppb Au + 932 ppb Pt + 2837 ppb Pd)) and 10 metres of 5.82 g/t. (213 ppb Au + 1362 ppb Pt + 4241 ppb Pd)

Varley March 2004 Drillholes

DDH#	FROM	TO	Width (M)	Au ppb	Pt ppb	Pd ppb	3E(g/t)*
VA-28	47.00	74.00	27.00	72	359	1088	1.52
incl	47.00	53.00	6.00	166	605	2060	2.83
incl	70.00	74.00	4.00	63	396	1278	1.74

VA 29	98.00	112.00	14.00	24	238	748	1.01
incl	98.00	101.00	3.00	28	563	1884	2.48

VA-30	67.00	84.00	17.00	144	932	2837	3.91
incl	70.00	80.00	10.00	213	1362	4241	5.82

VA-31	109.00	196.00	87.00	34	183	465	0.68
incl	109.00	113.00	4.00	72	402	1396	1.87
incl	144.00	153.00	9.00	71	427	1091	1.59
incl	144.00	148.00	4.00	122	660	1840	2.62
incl	178.00	194.00	16.00	74	345	872	1.29

VA-32	61.00	82.00	21.00	143	612	1698	2.45
incl	61.00	76.00	15.00	162	663	1783	2.61
incl	79.00	82.00	3.00	176	918	2824	3.92

* 3E  = Pt+ Pd + Au

Continued to Page 2 of 2

PFN News Release May 17 2004 Page 2 of 2

Resource Update

PFN has retained DMBW (Derry, Michener, Booth and Wahl) for an updated resource estimate. DMBW is currently reviewing the final laboratory background checks, as required for 43-101 reporting.  The updated mineral resource estimate is expected be reported by mid June.

2004 Phase 7 Budget

Anglo Platinum has approved a $3.0 million Phase 7 budget for the balance of 2004, (May - December 31st, 2004) which commenced this week upon completion of the current drill program. Phase 7 will include approximately 15,000 of drilling aimed at continuing to expand the known resources in multiple areas of the intrusive.  Particular emphasis will be placed expanding targets identified by reconnaissance drilling, geophysics and geology especially along the northern contact of the intrusive, where platinum-palladium mineralization has been established within the contact breccia zone in excess of 9 kilometres of strike length. (Initial mineral resource estimates have been concentrated only in the Dana Lake and Lismer's Ridge area, a 4 km long area).

The Qualified Person for this release is John Londry, P.Geo., VP Exploration, Pacific North West Capital Corp.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited "Anglo Platinum", the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum.  Anglo Platinum is has committed over $12.8 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  In Alaska, PFN has a Joint Venture Agreement with Lonmin PLC, the world's third largest primary underground platinum group metals producer. In 2003 Lonmin funded a US $920,000 exploration program.  Exploration by the Joint Venture in 2003 confirmed that Union Bay has potential to host significant accumulations of PGE mineralization. PFN is the Operator of all three projects

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.